CONSENT OF EXPERT

To:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

(collectively, the “Regulatory Authorities”)

In  connection  with  the  filing,  with  the  Regulatory  Authorities  referred  to  above,  of  the technical  report  (the  “Technical  Report”)  entitled  “Update  National  Instrument  43-101

Technical   Report   on   Tanzanian   Royalty   Exploration   Corporation’s   Buckreef   Gold

Project in Tanzania” dated

28th  June,  2011,  I  hereby  consent  to  the public filing of the Technical Report and to extracts from, or a summary of, the Technical

Report.

Dated this 29th  day of June, 2011

A.N. CLAY, M.Sc. (Geol.), M.Sc. (Min.Eng.), Dip. Bus. M.

Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG

VENMYN RAND (PTY) LTD.